Via Facsimile and U.S. Mail
Mail Stop 4720

August 19, 2009

Peter Wang
Chairman, Chief Executive Officer
China Biopharma, Inc.
173 Yugu Lu, Zhongtian Dasha 16-L
Hangzhou, China 310007

Re: China Biopharma, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-KSB/A No. 1 for Fiscal Year Ended December 31, 2006
Form 10-KSB/A No. 2 for Fiscal Year Ended December 31, 2007
Form 10-Q/A No. 1 for the Quarterly Period Ended September 30, 2008
File No. 000-50005

Dear Mr. Wang:

We issued comments to you on the above captioned filings on June 18, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jim Peklenk at (202) 551-3661 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant